 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________
FORM 11-K
 ________________________________________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2020
Or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-37654

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Fortive Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Fortive Corporation
6920 Seaway Blvd
Everett, WA 98203
(425) 446-5000

FORTIVE RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020 AND 2019
AND FOR THE YEAR ENDED DECEMBER 31, 2020,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2020 AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FORTIVE RETIREMENT SAVINGS PLAN

FORM 11-K

Report of Independent Registered Public Accounting Firm
To the Plan Participants, the Plan Administrator, the Audit Committee of the Board of Directors, Fortive Corporation and the Benefits Committee of the Fortive Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Fortive Retirement Savings Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2016.
Seattle, Washington
June 4, 2021

FORTIVE RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2020 AND 2019
($ in millions)

	2020	2019
ASSETS
Non-interest bearing cash	$0.9	$—
Investments at fair value	1,754.6	—
Plan’s interest in the Master Trust	—	1,863.7
Receivables:
Employer contributions	5.0	1.6
Participant contributions	—	—
Other receivables	1.7	—
Notes receivable from participants	15.0	20.3
Total receivables	21.7	21.9
Total assets	1,777.2	1,885.6
LIABILITIES
Other payables	1.4	—
Total liabilities	1.4	—
NET ASSETS AVAILABLE FOR BENEFITS	$1,775.8	$1,885.6

See the accompanying notes to the financial statements.

FORTIVE RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2020
($ in millions)

ADDITIONS
Contributions:
Participant	$90.2
Rollovers	15.1
Employer	65.3
Total contributions	170.6
Investment income:
Interest income on notes receivable from participants	1.1
Net appreciation of investments, at fair value	131.1
Dividend and interest income from investments	4.2
Plan’s interest in Master Trust’s net investment income	120.4
Total investment income	256.8
Total additions	427.4
DEDUCTIONS
Benefit payments	226.1
Administrative expenses	1.4
Total deductions	227.5
NET INCREASE PRIOR TO PLAN TRANSFERS	199.9
NET TRANSFERS OUT OF THE PLAN	(309.7)
NET DECREASE	(109.8)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,885.6
End of year	$1,775.8
See the accompanying notes to the financial statements.

FORTIVE RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020
NOTE 1. DESCRIPTION OF THE PLAN
The following description of the Fortive Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.
General
Fortive Corporation (“Fortive,” “the Company”, or “the Plan Sponsor”) is a provider of essential technologies for connected workflow solutions across a range of attractive end-markets. Fortive established the Fortive Retirement Savings Plan Master Trust (the “Master Trust”) effective May 1, 2016 which was administered by the trustee, Fidelity Management Trust Company (“Fidelity”). The Master Trust created a single trust formed to hold and invest assets of the Plan and other eligible tax-qualified defined contribution plans maintained by the Plan Sponsor. Refer to Note 3 for additional information regarding the Master Trust. Fortive also established the Plan effective May 31, 2016.
On October 9, 2020, the Company completed the separation of its former Industrial Technologies segment by distributing 80.1% of the outstanding shares of Vontier Corporation (“Vontier”) to its stockholders (“the Separation”) on a pro rata basis. In anticipation of the Separation, Vontier created a new savings plan, the Vontier Retirement Savings Plan (the "Vontier Plan") and on October 9, 2020, $312.8 million, which was the total amount of the balances and the related assets in the Master Trust of the Plan participants who are now employees of Vontier after the Separation, was transferred to the Vontier Plan. This $312.8 million transferred includes $4.4 million of outstanding loan balances.
As a result of the Separation, the Master Trust was amended on October 9, 2020. The amendment was executed to reclassify the Master Trust to a single Trust arrangement (the “Trust”). The Trust continues to be administered by Fidelity.
The Plan is a defined contribution plan established for eligible full-time and part-time non-union employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Plan is administered through affiliates of the trustee, Fidelity (the “Plan Administrator”). Plan participants should refer to the formal legal documents of the Plan and the summary plan description for a more complete description of the Plan’s provisions and a full explanation of all limitations, adjustments and special cases in the Plan. Significant provisions related to contributions, benefit payments, and investments are provided below.
Plan Mergers
As a result of Fortive’s acquisition of Intelex Technologies (“Intelex”) on June 27, 2019, the Intelex Technologies US Inc. 401(k) Plan (“the Intelex Plan”) merged into the Plan on January 1, 2020, resulting in net assets transferred into the Plan of $3.0 million in 2020. All balances transferred in from the Intelex Plan have been included in the Plan balances and activity as of and for the year ended December 31, 2020.
Contributions
Eligible participants may contribute up to 75% of their compensation (subject to annual maximums). Employee contributions and the earnings or losses thereon are fully vested at all times.
The Company’s retirement contributions are determined at the discretion of the Plan Sponsor. The discretionary retirement contribution can range from 0% to 2% of eligible compensation. For the year ended December 31, 2020, the retirement contribution was 2% of eligible compensation. The portion of the retirement contribution that is calculated on eligible compensation above the Social Security wage base in effect at the beginning of the Plan year is calculated and deposited into eligible participant accounts subsequent to the Plan year end. Employees are eligible for Company retirement contributions upon completion of one year of service and become fully vested upon completion of three years of service.
In addition, the Company makes matching contributions into the Plan. These matching contributions are considered “safe harbor” and the percentage for the safe harbor matching contributions has been established in the plan document. The Company matching contribution is 100% of the first 3% of eligible compensation contributed by the participant plus 50% of the next 2% of eligible compensation contributed. Employees are immediately 100% vested in all safe harbor matching contributions.

Benefit Payments
A participant who attains normal retirement age (age 65) shall be entitled to payment of the balance in their account. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. A participant must begin receiving distributions no later than April 1 following the later of the year in which they retire from the Company or the calendar year in which they reach the age of 72.
The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account balance within a reasonable period of time after the participant’s death.
Upon total and permanent disability, a participant shall be entitled to payment of the balance in their account within a reasonable period of time after termination of employment.
Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of their vested account balance. If the vested value of the participant’s account is $1,000 (applied separately to Roth and non-Roth balances) or less, payment will automatically be made in a single lump sum. If the vested value of the participant’s Roth or non-Roth balances is greater than $1,000 and does not exceed $5,000, the Plan Administrator will automatically rollover the Roth or non-Roth balances to a separate Fidelity Individual Retirement Account. If the vested value of the participant’s account is greater than $5,000, the participant must contact the Plan Administrator to request a distribution.
Eligible participants may request a hardship or age 59 1/2 in-service withdrawal of all or a portion of their vested account while still working for the Company in accordance with procedures established by the Plan Administrator, subject to certain limitations and tax penalties.
Notes Receivable from Participants
A participant may receive a loan from the Plan in accordance with the policy established by the Plan Sponsor. Any such loan or loans shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000 reduced by the participant’s highest outstanding loan balance in the Plan during the one-year period ending on the day before the loan is made. The Plan Administrator establishes the maximum maturity period that is permitted to prevent the loan from being treated as a distribution. Plan provisions require that all loans must be paid back within 60 months. The Plan Administrator may require loan payments to be made through payroll deductions.
Participant Accounts
Each participant account is credited with the participant’s contributions, employer safe harbor matching contributions, employer retirement contributions, and an allocation of Plan earnings or losses, and is charged quarterly with administrative expenses and recordkeeping fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees.
The Plan participates in a revenue credit program (Credits). Credits are earned in connection with the Plan’s revenue sharing arrangements with certain investment funds. The Credits are deposited in an unallocated account and can be used to pay ERISA-qualified expenses or can be allocated to eligible participant accounts. The calculated Credits are funded quarterly in arrears by the Plan Administrator.
Unallocated Accounts
During the year ended December 31, 2020, forfeitures used to reduce Company related contributions totaled $1.1 million.
As of December 31, 2020 and 2019, unallocated and non-vested accounts, including forfeited amounts, totaled $0.7 million for both respective periods. These amounts will be used to reduce future employer contributions and to pay administrative expenses.

Termination of the Plan
Although the Company, as the Plan Sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become vested.
CARES Act
On March 27, 2020 the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law. The CARES Act allows retirement plans to provide participants who are impacted by the coronavirus (as defined in the CARES Act) with greater access to their savings. As permitted by the CARES Act, the Plan opted in to implement the following provisions:
•Through December 31, 2020, qualified individuals are permitted to take a penalty-free distribution in an amount up to $100,000 from the Plan. Participants who take a qualified distribution have the option to have the distribution taxed over a three-year period, with the ability to recontribute up to the full amount of the distribution within three years and not be subject to federal income tax as a result.
•Required minimum distributions for calendar year 2020 are waived for retired and retirement-aged individuals.
•Loans outstanding on or after March 27, 2020, and any repayment on the loan that is due from March 27, 2020 to December 31, 2020, that due date may be delayed under the Plan for up to one year. Any payments after the suspension period will be adjusted to reflect the delay and any interest accruing during the delay.
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and changes therein, and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Notes Receivable from Participants
Notes receivable from participants represent participant loans and are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 and 2019. If a participant ceases to make loan repayments and has reached a distributable event, the loan balance is reduced and a benefit payment is recorded.
Investments
Investments are reported at fair value. Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.
Payment of Benefits
Benefits are recorded when paid.

Recently Adopted Accounting Standards
In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820). The amendments in this ASU modify the disclosure requirements on fair value measurements in Topic 820. The amendment included the removal of disclosures previously required regarding the amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. The amendment also included modifications of existing provisions and additions of new provisions related to disclosures for Level 3 fair value measurements. The standard was effective for fiscal years beginning after December 15, 2019 using a retrospective transition approach for all provisions except the modifications and additions relating to Level 3 fair value measurements, which should be applied prospectively for only the most recent interim or annual period. The Plan adopted ASU 2018-13 on January 1, 2020 and has presented its fair value measurements in conformity with this standard as of December 31, 2020 and 2019.
NOTE 3. MASTER TRUST
On October 9, 2020, the Master Trust agreement was amended to a single trust agreement. At December 31, 2020, all investments were held directly by the Plan under the amended single trust agreement.
As discussed in Note 1, the Company established a Master Trust whereby investments were held collectively for certain defined contribution plans maintained by the Plan Sponsor. Each participating plan’s interest in the investment funds of the Master Trust was based on account balances of the participants and their elected funds within each participating plan.
The Master Trust assets were allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that could be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Plan’s interest in the Master Trust’s net investment income presented in the Statement of Changes in Net Assets Available for Benefits consists of the realized and unrealized gains and losses on those investments.
The following summarizes the value of the net assets of the Master Trust and the Plan’s interest in the Master Trust as of December 31, 2019 ($ in millions):

	2019
	Master Trust Balances	Plan’s Interest in Master Trust Balances
Money market funds	$0.1	$0.1
Fortive Corporation Stock Fund:
Fortive common stock	100.2	95.7
Money market funds	1.0	1.0
Mutual funds	441.6	434.0
Common/collective trusts	860.2	816.9
Separately managed funds	466.8	453.3
Self-directed brokerage account	63.4	62.8
Total investments in Master Trust, at fair value	1,933.3	1,863.8
Non-interest bearing cash	0.2	0.2
Receivables	0.9	0.9
Payables	(1.2)	(1.2)
Total net assets in Master Trust	$1,933.2	$1,863.7

All Master Trust investments subject to leveling were categorized as Level 1. Refer to Note 4 for the fair value hierarchy table that sets forth by level the Master Trust investments as of December 31, 2019.

The net investment income of the Master Trust (including gains and losses on investments held, bought and sold) for the period from January 1, 2020 through October 8, 2020 was as follows ($ in millions):

Net appreciation of the fair value of investments	$111.9
Interest and dividend income	12.2
Total investment income of the Master Trust	$124.1

NOTE 4. FAIR VALUE MEASUREMENTS
Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where the Plan’s assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation. Level 3 inputs are unobservable inputs based on management’s assumptions. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
The Plan provides for some investments that are valued using the Net Asset Value (“NAV”) practical expedient. None of these investments have limits on their redemption. Investments valued using NAV consist of common collective trusts and separately managed private account funds which allow the Plan to allocate investments across a broad array of types of funds and diversify the portfolio.
The fair values of the Plan’s investments as of December 31, 2020, by asset category, were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$0.4	$—	$—	$0.4
Fortive Corporation Stock Fund:
Fortive common stock	50.3	—	—	50.3
Money market funds	0.3	—	—	0.3
Mutual funds	427.5	—	—	427.5
Separately managed funds:
Money market funds	2.2	—	—	2.2
Common stock	327.3	—	—	327.3
Mutual funds	43.7	—	—	43.7
Self-directed brokerage accounts	73.7	$—	—	73.7
	$925.4	$—	$—	$925.4
Investments measured at NAV
Common/collective trusts				783.7
Separately managed private account funds				45.5
Total investments, at fair value				$1,754.6

The fair values of the Master Trust’s investments as of December 31, 2019, by asset category, were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$0.1	$—	$—	$0.1
Fortive Corporation Stock Fund:
Fortive common stock	100.2	—	—	100.2
Money market fund	1.0	—	—	1.0
Mutual funds	441.6	—	—	441.6
Separately managed funds:
Money market funds	5.9	—	—	5.9
Common stock	365.5	—	—	365.5
Mutual funds	51.4	—	—	51.4
Self-directed brokerage accounts	63.4	—	—	63.4
	$1,029.1	$—	$—	$1,029.1
Investments measured at NAV (a)
Common/collective trusts				860.2
Separately managed private account funds				44.0
Total investments in Master Trust, at fair value				$1,933.3

(a) The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the total of investments in the Master Trust at fair value as presented in Note 3.

Refer to Note 3 for additional disclosures regarding the Master Trust.
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value:
•Money market funds and mutual funds are valued at the quoted closing price reported on the active market on which the individual securities are traded.
•The Fortive Corporation Stock Fund consists of shares of the Company’s stock and short-term money market investments and is valued based on the quoted market price of the investments.
•The separately managed funds consist of common stock, money market funds, and mutual funds, which are valued at the last reported sales price of the security on the last business day of the year, uninvested cash, which is recorded at carrying value as maturities are less than three months, and private account funds, which cannot be priced on the open market and are valued using the net asset value of units held. The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities.
•The self-directed brokerage accounts consist of common stock and mutual funds, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months.
•Participation units in the common/collective trust funds are valued using the net asset value of units held. The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities.
The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes the valuation methods are appropriate and consistent with the methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 5. TAX STATUS OF THE PLAN
The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated March 14, 2018 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, its related trust is exempt from taxation. Subsequent to receiving the IRS determination letter, the Plan has been amended. The Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 6. RELATED PARTY AND PARTIES IN INTEREST TRANSACTIONS
Certain investments are held in shares of mutual funds issued by affiliates of Fidelity. Fidelity is the trustee as defined by the Plan, therefore, these are party in interest transactions.
Additionally, as of December 31, 2020 and 2019, the Plan held 0.7 million shares and the Master Trust held 1.3 million shares, respectively, of Fortive common stock within the Fortive Corporation Stock Fund. During the year ended December 31, 2020, the Fortive Corporation Stock Fund purchased $47.0 million and sold $96.0 million in Company stock and received $0.3 million of dividends related to shares of Fortive common stock.

SUPPLEMENTAL SCHEDULE
FORTIVE RETIREMENT SAVINGS PLAN
EIN: 47-5654583, PLAN NO. 001
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
Money Market Fund
*	Vanguard Federal Money Market Fund	441,045	shares	**	$441,045
	JP Morgan U.S. Government Money Market Fund	2,124,226	shares	**	2,124,226
	Fidelity Investments Money Market Government Portfolio - Class III	75,180	US Dollars	**	75,180
					2,640,451
Common/Collective Trust
*	Fidelity Managed Income Portfolio II Class 3	130,982,857	units	**	130,982,857
	Harding Loevner International Equity Portfolio	1,383,633	units	**	22,331,831
	LifePath® Index 2025 Non-Lendable Fund G	5,674,335	units	**	114,368,490
	LifePath® Index 2030 Non-Lendable Fund G	5,088,242	units	**	108,957,076
	LifePath® Index 2035 Non-Lendable Fund G	3,828,005	units	**	86,744,127
	LifePath® Index 2040 Non-Lendable Fund G	3,215,091	units	**	76,463,874
	LifePath® Index 2045 Non-Lendable Fund G	2,379,062	units	**	58,764,259
	LifePath® Index 2050 Non-Lendable Fund G	1,921,198	units	**	48,753,090
	LifePath® Index 2055 Non-Lendable Fund G	1,321,142	units	**	34,092,329
	LifePath® Index 2060 Non-Lendable Fund G	615,426	units	**	10,787,680
	LifePath® Index Retirement Non-Lendable Fund G	5,194,454	units	**	91,499,784
					783,745,397
Employer Securities
	Fortive Corporation Stock Fund
*	Fortive Corporation Common Stock	709,991	shares	**	50,281,562
*	Fidelity Investments Money Market Government Portfolio - Class III	319,355	US Dollars	**	319,355
					50,600,917
Registered Investment Companies
	Dodge & Cox International Stock Fund	871,118	shares	**	38,067,875
	PIMCO All Asset Fund Institutional Class	423,380	shares	**	5,249,910
	PIMCO Inflation Response Multi-Asset Institutional	434,428	shares	**	3,844,689
	PIMCO Total Return Fund	4,294,150	shares	**	45,517,986

*	Fidelity® Extended Market Index Fund - Premium Class	1,502,755	shares	**	$195,613,613
*	Fidelity® 500 Index Fund - Institutional Class	1,047,824	shares	**	87,472,362
	Vanguard Total Bond Market Index Fund Institutional Shares	6,087,217	shares	**	70,733,462
	Vanguard Total International Stock Index Fund Institutional Shares	202,529	shares	**	26,286,237
	American Beacon Small Cap	1,741,466	shares	**	43,693,384
	Govt Reserve Invest Fund Trade	78,523	shares	**	78,523
					516,558,041
Common Stock
	AAON INC	10,240	shares	**	682,291
	ABBVIE INC	413	shares	**	44,253
	ADOBE INC	50	shares	**	25,006
	ADVANCED MICRO DEVICES INC	24,405	shares	**	2,238,183
	AGILENT TECHNOLOGIES INC	158	shares	**	18,721
	AIR PRODUCTS & CHEMICAL INC	6,165	shares	**	1,684,401
	AIRBNB INC CLASS A	995	shares	**	146,066
	ALARM.COM HOLDINGS INC	12,277	shares	**	1,270,056
	ALIBABA GROUP HOLDING LTD SPON ADR	29,607	shares	**	6,890,437
	ALIGN TECHNOLOGY INC	219	shares	**	117,029
	ALLEGIANT TRAVEL CO	3,840	shares	**	726,682
	ALPHABET INC CL A	1,464	shares	**	2,565,865
	ALPHABET INC CL C	6,779	shares	**	11,875,995
	ALTRIA GROUP INC	30,605	shares	**	1,254,805
	AMAZON.COM INC	7,822	shares	**	25,475,706
	ANT INTL CO LTD CLASS C PP	75,394	shares	**	648,388
	ANTHEM INC	3,712	shares	**	1,191,886
	APPLE INC	105,820	shares	**	14,041,256
	APPLIED MATERIALS INC	5,244	shares	**	452,557
	APTIV PLC	813	shares	**	105,926
	ATLASSIAN CORP PLC CLS A	2,032	shares	**	475,224
	AXOS FINANCIAL INC	10,028	shares	**	376,351
	BALCHEM CORP	6,942	shares	**	799,857
	BARNES GROUP INC	6,890	shares	**	349,254
	BECTON DICKINSON & CO	165	shares	**	41,286
	BERKSHIRE HATHAWAY INC CL B	11,521	shares	**	2,671,374

BIO TECHNE CORP	3,912	shares	**	$1,242,256
BLACKBAUD INC	5,746	shares	**	330,740
BLACKLINE INC	8,872	shares	**	1,183,347
BLACKROCK INC	3,313	shares	**	2,390,462
BOTTOMLINE TECHNOLOGIES INC	10,750	shares	**	566,955
BRIGHT HORIZONS FAMILY SOLUTIONS INC	6,153	shares	**	1,064,407
BROOKS AUTOMATION INC	5,178	shares	**	351,327
CANADIAN PAC RAILWAY LTD	76	shares	**	26,348
CANTEL MEDICAL CORP	5,104	shares	**	402,501
CARVANA CO CL A	2,696	shares	**	645,800
CENTENE CORP	14,705	shares	**	882,741
CERENCE INC	4,761	shares	**	478,385
CHARTER COMMUNICATIONS INC A	34	shares	**	22,493
CHEVRON CORP	14,367	shares	**	1,213,293
CHIPOTLE MEXICAN GRILL INC	1,027	shares	**	1,424,151
CHUBB LTD	2,857	shares	**	439,749
CIGNA CORP	13,024	shares	**	2,711,336
CINCINNATI FINANCIAL CORP	11,782	shares	**	1,029,393
CINTAS CORP	2,263	shares	**	799,880
CISCO SYSTEMS INC	34,521	shares	**	1,544,815
CLARIVATE PLC	3,800	shares	**	112,898
COCA COLA CO	15,910	shares	**	872,504
COMCAST CORP CL A	30,195	shares	**	1,582,218
COSTAR GROUP INC	1,522	shares	**	1,406,754
COUPA SOFTWARE INC	499	shares	**	169,116
CROWDSTRIKE HOLDINGS INC	600	shares	**	127,092
CROWN CASTLE INTL CORP	10,892	shares	**	1,733,897
DANAHER CORP	10,821	shares	**	2,403,777
DESCARTES SYS GROUP INC	13,793	shares	**	806,615
DIAGEO PLC SPON ADR	11,159	shares	**	1,772,161
DISNEY (WALT) CO	1,800	shares	**	326,124
DOCUSIGN INC	3,354	shares	**	745,594
DOLLAR GENERAL CORP	12,161	shares	**	2,557,458
DOLLAR TREE INC	384	shares	**	41,487

DOMINION ENERGY INC	19,817	shares	**	$1,490,238
DOMINOS PIZZA INC	427	shares	**	163,737
DONALDSON CO INC	7,548	shares	**	421,782
DOORDASH INC	808	shares	**	115,342
DORMAN PRODUCTS INC	5,407	shares	**	469,436
ENVESTNET INC	11,292	shares	**	929,219
EPLUS INC	6,300	shares	**	554,085
EQUIFAX INC	964	shares	**	185,898
ESCO TECHNOLOGIES INC	7,576	shares	**	781,995
ETSY INC	2,500	shares	**	444,775
EVO PAYMENTS INC CL A	20,372	shares	**	550,248
EXACT SCIENCES CORP	267	shares	**	35,375
EXLSERVICE HOLDINGS INC	8,067	shares	**	686,744
EXPONENT INC	13,206	shares	**	1,188,936
FACEBOOK INC CL A	52,086	shares	**	14,227,812
FAIR ISAAC CORP	2,751	shares	**	1,405,871
FASTENAL CO	30,139	shares	**	1,471,687
FIDELITY NATL INFORM SVCA INC	16,776	shares	**	2,373,133
FISERV INC	21,810	shares	**	2,483,287
FORTIVE CORPORATION	7,297	shares	**	516,774
FOX FACTORY HOLDING CORP	11,799	shares	**	1,247,272
FRANKLIN RESOURCES INC	25,258	shares	**	631,197
GENERAL ELECTRIC CO	33,000	shares	**	356,400
GLOBAL PAYMENTS INC	22,215	shares	**	4,785,555
GLOBUS MEDICAL INC	9,566	shares	**	623,895
GOLDMAN SACHS GROUP INC	7,580	shares	**	1,998,922
HCA HEALTHCARE INC	6,282	shares	**	1,033,138
HEALTHEQUITY INC	8,497	shares	**	592,326
HILTON WORLDWIDE HOLDINGS INC	485	shares	**	53,961
HONEYWELL INTL INC	718	shares	**	152,719
HUMANA INC	1,391	shares	**	570,686
I3 VERTICALS INC CL A	15,168	shares	**	503,578
INCYTE CORP	9,083	shares	**	790,039
INPHI CORP	4,131	shares	**	662,902

INTEL CORP	28,925	shares	**	$1,441,044
INTERCONTINENTAL EXCHANGE INC	7,655	shares	**	882,545
INTUIT INC	12,540	shares	**	4,763,319
INTUITIVE SURGICAL INC	4,283	shares	**	3,503,922
J&J SNACKS FOOD CORP	4,482	shares	**	696,368
JD.COM INC SPON ADR	1,500	shares	**	131,850
JOHNSON & JOHNSON	14,783	shares	**	2,326,549
KANSAS CITY SOUTHERN	95	shares	**	19,392
KINSALE CAPITAL GROUP INC	7,078	shares	**	1,416,520
KLA CORP	142	shares	**	36,765
LAM RESEARCH CORP	213	shares	**	100,594
LEMAITRE VASCULAR INC	9,386	shares	**	380,133
LHC GROUP INC	4,518	shares	**	963,780
LINDE PLC	3,081	shares	**	811,874
LOWES COS INC	13,933	shares	**	2,236,386
LULULEMON ATHLETICA INC	4,374	shares	**	1,522,283
MARRIOTT INTERNATIONAL INC A	908	shares	**	119,783
MARSH & MCLENNAN COS INC	1,890	shares	**	221,130
MARTEN TRANSPORT LTD	34,615	shares	**	596,416
MARVELL TECHNOLOGY GROUP INC	37,640	shares	**	1,789,406
MASIMO CORP	4,338	shares	**	1,164,232
MASTERCARD INC CL A	14,618	shares	**	5,217,749
MATCH GROUP GROUP INC	15,207	shares	**	2,299,146
MAXIM INTEGRATED PRODUCTS INC	7,718	shares	**	684,201
MCDONALDS CORP	100	shares	**	21,458
MERCK & CO INC NEW	20,434	shares	**	1,671,501
MICROSOFT CORP	62,434	shares	**	13,886,570
MONGODB INC CL A	400	shares	**	143,616
MONOLITHIC POWER SYS INC	4,182	shares	**	1,531,574
MORGAN STANLEY	11,450	shares	**	784,669
MSCI INC	60	shares	**	26,792
NEOGEN CORP	8,549	shares	**	677,936
NESTLE SA REG ADR	11,487	shares	**	1,353,169
NETFLIX INC	9,685	shares	**	5,236,970

NIKE INC CL B	14,777	shares	**	$2,090,502
NINTENDO LTD ADR	21,666	shares	**	1,744,546
NORFOLK SOUTHERN	11,001	shares	**	2,613,948
NOVANTA INC	5,734	shares	**	677,873
NVIDIA CORP	6,190	shares	**	3,232,418
OLLIES BARGAIN OUTLET HOLDINGS INC	8,122	shares	**	664,136
OMNICELL INC	9,099	shares	**	1,092,062
PACIFIC PREMIER BANCORP INC	12,198	shares	**	382,163
PALOMAR HLDGS INC	3,629	shares	**	322,400
PARKER HANNIFIN CORP	615	shares	**	167,532
PAYCHEX INC	15,267	shares	**	1,422,579
PAYCOM SOFTWARE INC	1,433	shares	**	648,074
PAYPAL HLDGS INC	26,755	shares	**	6,266,021
PERFICIENT INC	5,678	shares	**	270,557
PETIQ INC CL A	13,673	shares	**	525,727
PFIZER INC	40,777	shares	**	1,501,001
PHILIP MORRIS INTL INC	13,735	shares	**	1,137,121
PINDUODUO INC ADR	2,748	shares	**	488,237
PPD INC	4,934	shares	**	168,841
PPG INDUSTRIES INC	1,150	shares	**	165,853
PROTO LABS INC	4,133	shares	**	634,002
Q2 HOLDINGS INC	7,054	shares	**	892,543
QAD INC CL A	1,369	shares	**	86,493
QUALCOMM INC	6,765	shares	**	1,030,580
RBC BEARINGS INC	4,765	shares	**	853,126
RINGCENTRAL INC CL A	300	shares	**	113,691
ROGERS CORP	3,042	shares	**	472,392
ROKU INC CLASS A	300	shares	**	99,606
ROPER TECHNOLOGIES INC	2,760	shares	**	1,189,808
ROSS STORES INC	13,578	shares	**	1,667,514
S&P GLOBAL INC	4,215	shares	**	1,385,597
SALESFORCE.COM INC	20,039	shares	**	4,459,279
SCHWAB CHARLES CORP	20,976	shares	**	1,112,567
SEA LTD ADR	15,205	shares	**	3,026,555

SEAGEN INC	193	shares	**	$33,802
SERVICENOW INC	10,367	shares	**	5,706,308
SHERWIN WILLIAMS CO	352	shares	**	258,688
SHOPIFY INC CL A	744	shares	**	842,171
SITEONE LANDSCAPE SUPPLY INC	5,315	shares	**	843,118
SNAP INC - A	40,362	shares	**	2,020,925
SNOWFLAKE INC CL A	217	shares	**	61,064
SPLUNK INC	7,489	shares	**	1,272,306
SPOTIFY TECHNOLOGY SA	4,416	shares	**	1,389,539
SQUARE INC CL A	900	shares	**	195,876
STAAR SURGICAL CO NEW	12,911	shares	**	1,022,809
STARBUCKS CORP	1,500	shares	**	160,470
STATE STREET CORP	361	shares	**	26,274
STRYKER CORP	12,538	shares	**	3,072,312
SYNOPSYS INC	6,688	shares	**	1,733,797
TABULA RASA HEALTHCARE INC	11,269	shares	**	482,764
TACTILE SYSTEMS TECHNOLOGY INC	15,092	shares	**	678,234
TARGET CORP	10,348	shares	**	1,826,732
TE CONNECTIVITY LTD	3,717	shares	**	450,017
TENCENT HOLDINGS LTD	80,500	shares	**	5,856,471
TEXAS CAPITAL BANCSHARES INC	4,653	shares	**	276,854
TEXAS INSTRUMENTS INC	18,944	shares	**	3,109,279
TEXAS ROADHOUSE INC	8,477	shares	**	662,562
THE BOOKING HOLDINGS INC	851	shares	**	1,895,407
THERMO FISHER SCIENTIFIC INC	4,596	shares	**	2,140,725
TJX COMPANIES INC NEW	6,266	shares	**	427,905
T-MOBILE US INC	700	shares	**	94,395
TREX CO INC	13,478	shares	**	1,128,378
TWILIO INC CLASS A	613	shares	**	207,501
TYLER TECHNOLOGIES INC	1,495	shares	**	652,597
UNION PACIFIC CORP	2,615	shares	**	544,495
UNITED AIRLINES HOLDINGS INC	67	shares	**	2,898
UNITED PARCEL SERVICE INC CL B	11,935	shares	**	2,009,854
UNITEDHEALTH GROUP INC	12,784	shares	**	4,483,093

VEEVA SYS CL A	2,237	shares	**	$609,023
VERIZON COMMUNICATIONS INC	26,854	shares	**	1,577,673
VERTEX PHARMACEUTICALS INC	9,936	shares	**	2,348,274
VF CORP	2,600	shares	**	222,066
VISA INC CL A	32,075	shares	**	7,015,765
VOCERA COMMUNICATIONS INC	20,216	shares	**	839,570
VONTIER CORPORATION	274,422	shares	**	9,165,695
WD 40 CO	1,882	shares	**	500,010
WILLIS TOWERS WATSON PLC	1,947	shares	**	410,194
WIX.COM LTD	3,818	shares	**	954,347
WORKDAY INC CL A	3,699	shares	**	886,317
YUM BRANDS INC	6,566	shares	**	712,805
ZOETIS INC CL A	4,821	shares	**	797,876
ZOOM VIDEO COMMUNICATIONS INC CL A	1,008	shares	**	340,019
				327,290,133
Brokeragelink
Brokeragelink	Combination of common stock, bonds, mutual funds, and ETF's			73,734,759

			Total	$1,754,569,698
Loans
* Participant Loans	Interest rates range from 4.25% to 9.25% with maturity at various dates		**	$14,949,524

* Party in interest.
** Historical cost not required to be presented as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FORTIVE RETIREMENT SAVINGS PLAN

June 4, 2021	By:	/s/ Daniel T. Hickey
Daniel T. Hickey
Vice President, Total Rewards

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm